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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
                U.S. Dollar 25,000,000 Callable Variable Interest
                           Rate Range Notes of 2003,
                               due August 13, 2018






                    Filed pursuant to Rule 3 of Regulation BW






                            Dated: September 8, 2003


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         The following information regarding the U.S. Dollar 25,000,000 Callable
Variable Interest Rate Range Notes of 2003, due August 13, 2018 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement") , attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

         Item 1. DESCRIPTION OF OBLIGATIONS

                  (a) U.S. Dollar 25,000,000 Callable Variable Interest Rate Range Notes of 2003, due August 13, 2018.

                  (b) The interest rate will be a 7.00 percent accruing on each day that the 6-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 6.50 percent. The interest payment dates will be each February 13 and August 13, commencing on February 13, 2004 and ending on August 13, 2018.

                  (c) Maturing August 13, 2018. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                  (d) Notes are callable by the Bank at par on each February 13 and August 13, commencing on August 13, 2004 and ending on February 13, 2018, with 10 London and New York business days notice.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f) Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h) See Prospectus, pages 6-10.

                  (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

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        Item 2.  DISTRIBUTION OF OBLIGATIONS

         As of August 8, 2003, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Ltd. as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 25,000,000 at 100.00% of par. The Notes were offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes was expected to be made on or about August 13, 2003.

         The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         Item 3. DISTRIBUTION SPREAD

             Price to               Selling Discounts       Proceeds to the
              Public                 and Commissions            Bank(1)
             --------               -----------------           ------
        Per Unit: 100.00%                 N/A                   100.00%
      Total: USD 25,000,000               N/A                USD 25,000,000



         Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5. OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6. APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

         Item 7. EXHIBITS

                  A. Pricing Supplement dated August 8, 2003

                  B. Terms Agreement dated August 8, 2003

--------
1      Without deducting expenses of the Bank, which are not yet known.

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                                                                       EXHIBIT A


                               PRICING SUPPLEMENT



                                [WORLD BANK LOGO]



              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2627


                                  US$25,000,000
                   CALLABLE VARIABLE INTEREST RATE RANGE NOTES
                               DUE AUGUST 13, 2018






                                 MORGAN STANLEY



              THE DATE OF THIS PRICING SUPPLEMENT IS AUGUST 8, 2003







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This document ("PRICING SUPPLEMENT") is issued to give details of an issue by
International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:



1        No.:                                              2627

2        Aggregate Principal Amount:                       US$25,000,000

3        Issue Price:                                      100.00 per cent. of the Aggregate Principal Amount

4        Issue Date:                                       August 13, 2003

5        Form of Notes (Condition 1(a)):                   Registered Notes only

6        Authorized Denominations                          US$1,000 and increments of US$1,000 thereafter
         (Condition 1(b)):

7        Specified Currency (Condition 1(d)):              United States dollars ("US$")

8        Maturity Date (Conditions 1(a) and 6(a)):         August 13, 2018

9        Interest Basis (Condition 5):                     Variable Interest Rate (Condition 5(II))

10       Basis of Calculation of Variable Interest
         Rate and Interest Payment Dates and default interest where Condition 5(II)(b)(i) to (vii), 5(II)(c), 5(II)(d) and 5(II)(e) do not apply
         (Condition 5(II)(b)):

(a)      Calculation of Interest Amounts:                  The Interest Amount per Authorized Denomination
                                                           shall be determined by the Calculation Agent in
                                                           accordance with the following formula:

                                                           7.00% X (N/365) X AUTHORIZED DENOMINATION

                                                           Where:

                                                           "N" is the total number of days in respect
                                                           of each relevant Interest Period on which
                                                           the Relevant Rate is within the Accrual
                                                           Range as determined by the Calculation
                                                           Agent.

                                                           "RELEVANT RATE" for any day in the
                                                           relevant Interest Period means 6-month
                                                           US$-LIBOR-BBA, being the rate for deposits
                                                           in US$ for a period of six months which
                                                           appears on the

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


                                                           Moneyline Telerate Page 3750 (or such
                                                           other page that may replace that page on
                                                           that service or a successor service) at
                                                           11.00 a.m. London time on the day that is
                                                           five Relevant Business Days prior to such
                                                           day.

                                                           If such Relevant Rate does not appear on the
                                                           Moneyline Telerate Page 3750 (or such other
                                                           page that may replace that page on that
                                                           service or a successor service) at the time
                                                           and day designated above in respect of any
                                                           day in the relevant Interest Period, the
                                                           Calculation Agent shall determine the
                                                           Relevant Rate by requesting the principal
                                                           London office of each of four major banks in
                                                           the London Interbank market to provide a
                                                           quotation for the rate at which deposits in
                                                           US$ were offered to prime banks in the
                                                           London Interbank market for a period of six
                                                           months at approximately 11:00 a.m. London
                                                           time on the day that is five Relevant
                                                           Business Days prior to such day in an amount
                                                           that is representative for a single
                                                           transaction in the London Interbank market
                                                           at such time. If at least two such
                                                           quotations are provided, the Relevant Rate
                                                           shall be the arithmetic mean of such
                                                           quotations. If fewer than two quotations are
                                                           provided as requested, the Relevant Rate
                                                           shall be the arithmetic mean of the rates
                                                           quoted by major banks in New York City,
                                                           selected by the Calculation Agent, at
                                                           approximately 11:00 a.m., New York time, on
                                                           such day for loans in US$ to leading
                                                           European banks for a period of six months in
                                                           an amount that is representative for a
                                                           single transaction in the New York market at
                                                           such time

                                                           "ACCRUAL RANGE" means:

                                                           equal to or greater  than 0.00 per cent.  but less
                                                           than or equal to 6.50 per cent.;

                                                           ROUNDING

                                                           In  applying  the  formula   described   above  in
                                                           respect of the Interest  Amount,  the  Calculation
                                                           Agent shall round the result of:

                                                           7.00% X (N/365)

                                                           to the nearest one-hundred thousandth of one per
                                                           cent. prior to multiplying that result by the
                                                           Authorized Denomination

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

         (b)      Interest Payment Dates:                  February 13 and August 13 of each year commencing
                                                           on February 13, 2004 and ending on the Maturity
                                                           Date

         (c)      Calculation Agent:                       Citibank, N.A.

11       Relevant Financial Centre:                        New York

12       Payments on Business Days                         If any Interest Payment Date in respect of the
                                                           Notes falls on a day that is not a Relevant
                                                           Business Day, the provisions of Condition
                                                           7(c)(iii) shall be deemed to apply to the Notes
                                                           as if such Notes were Bearer Notes

13       Relevant Business Day:                            New York and London

14       Issuer's Optional Redemption                      Yes
         (Condition 6(e)):

         (a)      Notice Period:                           Not less than 10 Relevant Business Days

         (b)      Amount:                                  All and not less than all

         (c)      Date(s):                                 February 13 and August 13 in each year, from and
                                                           including August 13, 2004, to and including
                                                           February 13, 2018

         (d)      Early Redemption Amount (Bank):          Principal amount of the Notes to be redeemed

         (e)      Notices:                                 As long as the Notes are represented by a
                                                           DTC Global Note and the DTC Global Note is
                                                           being held on behalf of a clearing system,
                                                           notwithstanding Condition 13, notices to
                                                           Noteholders may be given by delivery of the
                                                           relevant notice to that clearing system for
                                                           communication by it to entitled
                                                           accountholders, provided that so long as the
                                                           Notes are listed on the Luxembourg Stock
                                                           Exchange, and the rules of the exchange so
                                                           require, notice shall be published in a
                                                           leading daily newspaper in either the French
                                                           or German language and of general
                                                           circulation in Luxembourg

                                                           Any notice delivered to a clearing system in
                                                           accordance with the preceding sentence shall
                                                           be deemed to have been given to the
                                                           Noteholders on the day on which such notice
                                                           is delivered to the clearing system


15 Redemption at the option of the Noteholders             No
   (Condition 6(f)):

16 Long Maturity Note (Condition 7(f)):                    No

17 Talons for Future Coupons to be attached to             No
   Definitive Bearer Notes
   (Condition 7(h)):

18 Early Redemption Amount (including accrued              Principal amount of the Notes to be redeemed
   interest, if applicable) (Condition 9):                 plus accrued interest thereon

19 Governing Law of the Notes:                             English

OTHER RELEVANT TERMS

1        Listing (if yes, specify Stock Exchange):         Exchange Luxembourg Stock Exchange


2        Details of Clearance System approved by the       DTC, Clearstream Banking, societe anonyme and
         Bank and the Global Agent and Clearance and       Euroclear Bank S.A./N.V., as operator of the
         Settlement Procedures:                            Euroclear System. Payment for the Notes will be
                                                           on a delivery versus payment basis

3        Syndicated:                                       No

4        Commissions and Concessions:                      None

5        Codes:


         (a)      CUSIP                                    45905UCY8

         (b)      ISIN                                     US45905UCY82

         (c)      Common Code                              017306880

6        Identity of Dealer(s)/Manager(s):                 Morgan Stanley & Co. International Limited

7        Provisions for Registered Notes:

         (a)     Individual Definitive Registered Notes    No. Interests in the DTC Global Note will be
                 Available on Issue Date:                  exchangeable for Definitive Registered Notes only
                                                           in the limited circumstances described in the
                                                           Prospectus

         (b)      DTC Global Note(s):                      Yes; one

         (c)      Other Registered Global Notes:           No

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 17, 2002


The following additional selling restrictions shall apply to the issue:


United Kingdom:                                          Each   Dealer  is   required   to  comply  with  all
                                                         applicable  provisions of the Financial Services and
                                                         Markets Act 2000 with  respect to  anything  done by
                                                         it in relation  to the Notes in,  from or  otherwise
                                                         involving the United Kingdom

                                                         INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                                         DEVELOPMENT

                                                         By:

                                                         Authorized Officer


                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                                CALCULATION AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg




                          LEGAL ADVISERS TO THE MANAGER

                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ

                                                                       EXHIBIT B

                            TERMS AGREEMENT NO. 2627
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY



August 8, 2003

International Bank for Reconstruction and Development
1818 H Street, N.W.
Washington, D.C. 20433

The undersigned agrees to purchase from you (the "BANK") the Bank's US$25,000,000 Callable Variable Interest Rate Range Notes due August 13, 2018 (the "Notes") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on August 13, 2003 (the "SETTLEMENT DATE") at an aggregate purchase price of US$25,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the Prospectus dated October 7, 1997 the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "PROSPECTUS" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1        The Bank agrees that it will issue the Notes and Morgan Stanley & Co.
         International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).


2 The purchase price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank,

         N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6 For purposes hereof, the notice details of the undersigned are as follows:

         Morgan Stanley & Co. International Limited
         25 Cabot Square
         Canary Wharf
         London E14 4QA

         Attention: Head of Transaction Management Group - Debt Capital Markets

         Telephone:        +44 (0)20 7677 7799
         Telex:            8812564 MORSTN G
         Fax:              +44 (0)20 7677 7999


7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by, and construed in accordance with, the laws of England.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By: /s/ ILLEGIBLE

Name:

Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title: